GREAT-WEST
LIFECO INC.

December 4, 2006

Securities and Exchange Commission
Division of Corporation
Office of International (
450 Fifth Street, N.W.
Washington, DC
USA 20549

06018997

BY COURIER

SEC MAIL RECEIVED PROCESSING SECTION
DEC 05 2006
WASH, D.C. 213

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- October 4, 2006 (common shares).
- October 12, 2006 (common shares).
- October 18, 2006 (common shares).
- October 25, 2006 (common shares).
- November 1, 2006 (common shares).
- November 8, 2006 (common shares).
- November 16, 2006 (common shares).
- November 22, 2006 (common shares).
- November 27, 2006 (common shares).
- November 8, 2006 (Preferred Shares Series E).
- November 16, 2006 (Preferred Shares Series E)

SUPPL

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

PROCESSED
DEC 11 2006
THOMSON
FINANCIAL

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

L509-01/02

2006-10-31, 20:03:35, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-10-31
Date of transaction	2006-10-04
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-31, 20:02:18, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-10-31
Date of transaction	2006-10-04
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	30.0055 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-31, 20:07:18, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-10-31
Date of transaction	2006-10-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-31, 20:06:18, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-10-31
Date of transaction	2006-10-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	30.5367 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-31, 20:12:06, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-10-31		
Date of transaction	2006-10-18		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-10-31, 20:08:42, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-10-31
Date of transaction	2006-10-18
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	30.6011 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-31, 20:14:32, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-10-31
Date of transaction	2006-10-25
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

/

2006-10-31, 20:13:38, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-10-31		
Date of transaction	2006-10-25		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	31.3517	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 16:59:50, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-12-01
Date of transaction	2006-11-01
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-12-01, 16:58:32, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-12-01
Date of transaction	2006-11-01
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	31.5591 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-12-01, 17:02:21, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-12-01
Date of transaction	2006-11-08
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-12-01, 17:01:20, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-12-01		
Date of transaction	2006-11-08		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	31.9599	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 17:04:42, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-12-01		
Date of transaction	2006-11-16		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 17:03:45, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-12-01		
Date of transaction	2006-11-16		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	32.8573	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 17:07:34, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-12-01		
Date of transaction	2006-11-22		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 17:06:38, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-12-01
Date of transaction	2006-11-22
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	33.6353 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-12-01, 17:10:10, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	16000
Filing date	2006-12-01
Date of transaction	2006-11-27
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	16000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-12-01, 17:09:05, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-12-01		
Date of transaction	2006-11-27		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	16000		
Unit price or exercise price	33.9746	Currency	Canadian Dollar
Closing balance of securities held	16000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 16:30:23, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E		
Opening balance of securities held	40000		
Filing date	2006-12-01		
Date of transaction	2006-11-08		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 16:28:49, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E		
Opening balance of securities held	0		
Filing date	2006-12-01		
Date of transaction	2006-11-08		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	27.4600	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-12-01, 16:32:48, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	100000
Filing date	2006-12-01
Date of transaction	2006-11-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	100000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-12-01, 16:31:55, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2006-12-01
Date of transaction	2006-11-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	100000
Unit price or exercise price	27.5500 Currency Canadian Dollar
Closing balance of securities held	100000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next